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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

CRUZAN INTERNATIONAL, INC.

(Name of Issuer)

Cruzan International, Inc.
The Absolut Spirits Company, Incorporated
V&S Vin & Sprit AB (publ)
Cruzan Acquisition, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

889050100
(CUSIP Number of Class of Securities)

Ezra Shashoua Chief Financial Officer Cruzan International, Inc. 222 Lakeview Avenue Suite 1500 West Palm Beach, Florida 33401 (561) 655-8977	Lisa Derman General Counsel The Absolut Spirits Company, Incorporated 1370 Avenue of the Americas New York, New York 10019 (212) 641-8700
Mikael Spängberg Sr. Vice President-Legal Affairs V&S Vin & Sprit AB (publ) 117 97 Stockholm, Sweden +46 8 744 70 00	Michael Misiorski President Cruzan Acquisition, Inc. 1370 Avenue of the Americas New York, New York 10019 (212) 641-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

This Statement is filed in connection with:

  a.

    ☒
    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b.

    ☐
    The filing of a registration statement under the Securities Act of 1933.

  c.

    ☐
    A tender offer.

  d.

    ☐
    None of the above.

  Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies:    ☒

  Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,483.80

Form or Registration No.: Schedule 14A

Filing Party: Cruzan International, Inc.

Date Filed: December 1, 2005

Introduction

        This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Amended Statement") is being filed with the Securities and Exchange Commission (the "Commission") by (1) Cruzan International, Inc., a Delaware corporation (the "Company"), the issuer of common stock, par value $.01 ("Company Common Stock"), which is subject to a Rule 13e-3 transaction, (2) The Absolut Spirits Company, Incorporated, a Delaware corporation ("Absolut"), (3) V&S Vin & Sprit AB (publ), an entity existing under the laws of Sweden ("V&S") and (4) Cruzan Acquisition, Inc., a Delaware corporation (collectively, the "Filing Persons"). Pursuant to the Agreement and Plan of Merger, dated as of September 30, 2005 (the "Merger Agreement"), by and among the Company, Absolut and Cruzan Acquisition, Inc., a wholly-owned subsidiary of Absolut, Cruzan Acquisition, Inc. will merge with and into the Company, and the Company will continue as the surviving corporation.

        Concurrently with the filing of this Amended Statement, the Company is filing with the Commission an amendment to a preliminary proxy statement (as amended thereby, the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of the Company, at which the stockholders of the Company will consider and vote upon, among other things, a proposal to approve the merger and approve and adopt the Merger Agreement. As a result of the merger, holders of Company Common Stock, other than Absolut and holders of Company Common Stock who properly demand appraisal rights, will be entitled to receive $28.37 in cash, without interest, for each share of Company Common Stock. Options to acquire Company Common Stock will be treated as described more fully in the Proxy Statement.

        The merger and the Merger Agreement have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has any such commission passed upon the merits of the merger or the Merger Agreement nor upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

        The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Amended Statement. The information set forth in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Amended Statement are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto.

        All information contained in this Amended Statement concerning any of the Filing Persons has been provided by such Filing Person for inclusion herein. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. All capitalized terms used but not defined in this Amended Statement shall have the respective meanings ascribed to them in the Proxy Statement.

Item 1. Summary Term Sheet

Regulation M-A
Item 1001

        The information contained in the sections of the Proxy Statement entitled "Summary of the Proxy Statement" and "Questions and Answers about the Merger" is incorporated herein by reference.

Item 2. Subject Company Information

Regulation M-A
Item 1002

  (a)

    Name and Address.    Cruzan International, Inc., 222 Lakeview Avenue, Suite 1500, West Palm Beach, FL 33401, (561) 655-8977.

  (b)

    Securities.    The information contained in the sections of the Proxy Statement entitled "Information Concerning the Special Meeting—Record Date and Shares Entitled to Vote; Procedures for Voting; Quorum," "Summary of the Proxy Statement—Voting" and "Security Ownership of Management and Certain Other Beneficial Owners" is incorporated herein by reference.

  (c)

    Trading Market and Price.    The information contained in the section of the Proxy Statement entitled "Cruzan Common Stock Market Price and Dividend Information" is incorporated herein by reference.

  (d)

    Dividends.    The information contained in the section of the Proxy Statement entitled "Cruzan Common Stock Market Price and Dividend Information—Dividend Information" is incorporated herein by reference.

  (e)

    Prior Public Offerings.    The information contained in the section of the Proxy Statement entitled "Information Concerning Cruzan Common Stock Transactions—Common Stock Offerings" is incorporated herein by reference.

  (f)

    Prior Stock Purchases.    The information contained in the section of the Proxy Statement entitled "Information Concerning Cruzan Common Stock Transactions—Common Stock Purchases" is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons

Regulation M-A
Item 1003

  (a)-(c)

    Name and Address; Business and Background of Entities; Business and Background of Natural Persons.    Cruzan International, Inc., 222 Lakeview Avenue, Suite 1500, West Palm Beach, FL 33401, (561) 655-8977. The Absolut Spirits Company, Incorporated, 1370 Avenue of the Americas, 30th Floor, New York, NY 10019, (212) 641-8700. V&S Vin & Sprit AB (publ), 117 97 Stockholm, Sweden, +46 8 744 70 00. Cruzan Acquisition, Inc., 1370 Avenue of the Americas, 30th Floor, New York, NY 10019, (212) 641-8700. The information contained in the sections of the Proxy Statement entitled "Summary of the Proxy Statement—Information About the Participants in the Merger," "Current Executive Officers and Directors of Cruzan," "Current Executive Officers and Directors of Absolut," "Current Directors and Officers of V&S" and "Current Executive Officers and Directors of Merger Sub" is incorporated herein by reference.

        During the last five years, neither the Company, Absolut, V&S nor Cruzan Acquisition, Inc., nor, to the best knowledge of the Company, Absolut, V&S and Cruzan Acquisition, Inc., any of the

executive officers or directors of the Company, Absolut, V&S or Cruzan Acquisition, Inc. has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 4. Terms of Transaction

Regulation M-A
Item 1004

  (a)

    (1)  Tender Offers.    Not applicable.

    (2)  Mergers or Similar Transactions.    The information contained in the sections of the Proxy Statement entitled "Summary of the Proxy Statement—Purpose and Structure of the Merger," "Summary of the Proxy Statement—Interests of Executive Officers, Members of the Special Committee and Members of the Board of Directors in the Merger," "Summary of the Proxy Statement—Material U.S. Federal Income Tax Consequences of the Merger," "Information Concerning the Special Meeting—Vote Required," "Special Factors—Background of the Merger," "Special Factors—Reasons for the Merger," "Special Factors—Effects of the Merger," "Special Factors—Purpose and Structure of the Merger," "Special Factors—Recommendation of the Special Committee and the Board of Directors," "Special Factors—Opinion of Houlihan Lokey," "Special Factors—Interests of Executive Officers, Members of the Special Committee and Members of the Board of Directors in the Merger," "Special Factors—Anticipated Accounting Treatment," "Special Factors—Material U.S. Federal Income Tax Consequences of the Merger," "Special Factors—Appraisal Rights of Cruzan Stockholders" and "Special Factors—The Merger Consideration" is incorporated herein by reference.

  (c)

    Different Terms.    The information contained in the sections of the Proxy Statement entitled "Summary of the Proxy Statement—Interests of Executive Officers, Members of the Special Committee and Members of the Board of Directors in the Merger," "Special Factors—Interests of Executive Officers, Members of the Special Committee and Members of the Board of Directors in the Merger," "Special Factors—Treatment of Cruzan Stock Options in the Merger," "Questions and Answers About the Merger," and "The Merger Agreement—Indemnification of Directors and Officers; Advancement of Expenses and Insurance" is incorporated herein by reference.

  (d)

    Appraisal Rights.    The information contained in the sections of the Proxy Statement entitled "Summary of the Proxy Statement—Appraisal Rights of Stockholders" and "Special Factors—Appraisal Rights of Cruzan Stockholders" is incorporated herein by reference.

  (e)

    Provisions for Unaffiliated Security Holders.    The information contained in the sections of the Proxy Statement entitled "Special Factors—Provisions for Cruzan's Unaffiliated Stockholders" and "Miscellaneous Other Information—Where You Can Find More Information" is incorporated herein by reference.

  (f)

    Eligibility for Listing or Trading.    Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A
Item 1005

  (a)

    Transactions.    Not applicable.

  (b)

    Significant Corporate Events.    The information contained in the sections of the Proxy Statement entitled "Summary of the Proxy Statement—The Change in the Majority of the Board of Directors," "Special Factors—Background of the Merger," and "The Merger Agreement" is incorporated herein by reference.

  (c)

    Negotiations or Contacts.    The information contained in the sections of the Proxy Statement entitled "Summary of the Proxy Statement—Purpose and Structure of the Merger," "Special Factors—Purpose and Structure of the Merger," "Special Factors—Background of the Merger," "Special Factors—Reasons for the Merger," "The Merger Agreement" and "Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

  (e)

    Agreements Involving the Subject Company's Securities.    The information contained in the sections of the Proxy Statement entitled "Information Concerning the Special Meeting—Proxy Solicitation" and "The Merger Agreement" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A
Item 1006

  (b)

    Use of Securities Acquired.    The information contained in the sections of the Proxy Statement entitled "Summary of the Proxy Statement—Purpose and Structure of the Merger," "Special Factors—Effects of the Merger" and "Special Factors—Purpose and Structure of the Merger" is incorporated herein by reference.

  (c)

    (1)-(8)  Plans.    The information contained in the sections of the Proxy Statement entitled "Summary of the Proxy Statement—Purpose and Structure of the Merger," "Special Factors—Effects of the Merger," "Special Factors—Purpose and Structure of the Merger" and "The Merger Agreement—Directors and Executive Officers of Surviving Corporation" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A
Item 1013

  (a)

    Purposes.    The information contained in the sections of the Proxy Statement entitled "Summary of the Proxy Statement—Purpose and Structure of the Merger," "Special Factors— Background of the Merger," "Special Factors—Reasons for the Merger," "Special Factors—Effects of the Merger," "Special Factors—Purpose and Structure of the Merger" and "Special Factors—Recommendation of the Special Committee and the Board of Directors" is incorporated herein by reference.

  (b)

    Alternatives.    The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger" and "Special Factors—Recommendation of the Special Committee and the Board of Directors" is incorporated herein by reference.

  (c)

    Reasons.    The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger," "Special Factors—Reasons for the Merger," "Special Factors—Effects of the Merger," "Special Factors—Recommendation of the Special Committee and the Board of Directors" and "Special Factors—Opinion of Houlihan Lokey" is incorporated herein by reference.

  (d)

    Effects.    The information contained in the sections of the Proxy Statement entitled "Summary of the Proxy Statement—Purpose and Structure of the Merger," "Summary of the Proxy Statement—Material U.S. Federal Income Tax Consequences of the Merger," "Special Factors—Effects of the Merger," "Special Factors—Purpose and Structure of the Merger," "Special Factors—Recommendation of the Special Committee and the Board of Directors," "Special Factors—Opinion of Houlihan Lokey," "Special Factors—Material U.S. Federal Income Tax Consequences of the Merger" and "Special Factors—Appraisal Rights of Cruzan Stockholders" is incorporated herein by reference.

Item 8. Fairness of the Transaction

Regulation M-A
Item 1014

  (a)

    Fairness.    The information contained in the sections of the Proxy Statement entitled "Summary of the Proxy Statement—Fairness Opinion of Houlihan Lokey," "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Special Committee and the Board of Directors," "Special Factors—Opinion of Houlihan Lokey" and "Special Factors—The Position of Absolut, V&S and Merger Sub as to the Fairness of the Merger to the Unaffiliated Stockholders" is incorporated herein by reference.

  (b)

    Factors Considered in Determining Fairness.    The information contained in the sections of the Proxy Statement entitled "Special Factors—Purpose and Structure of the Merger," "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Special Committee and the Board of Directors," "Special Factors—Opinion of Houlihan Lokey" and "Special Factors—The Position of Absolut, V&S and Merger Sub as to the Fairness of the Merger to the Unaffiliated Stockholders" is incorporated herein by reference.

  (c)

    Approval of Security Holders.    The information contained in the sections of the Proxy Statement entitled "Information Concerning the Special Meeting—Record Date and Shares Entitled to Vote; Procedures for Voting; Quorum," "Information Concerning the Special Meeting—Vote Required," "Special Factors—Recommendation of the Special Committee and the Board of Directors," "Special Factors—The Position of Absolut, V&S and Merger Sub as to the Fairness of the Merger to the Unaffiliated Stockholders" and "The Merger Agreement—Conditions to the Merger" is incorporated herein by reference.

  (d)

    Unaffiliated Representative.    The information contained in the section of the Proxy Statement entitled "Special Factors—Provisions for Cruzan's Unaffiliated Stockholders" is incorporated herein by reference.

  (e)

    Approval of Directors.    The information contained in the sections of the Proxy Statement entitled "Summary of the Proxy Statement—Formation and Recommendation of the Special Committee" and "Special Factors—Recommendation of the Special Committee and the Board of Directors" is incorporated herein by reference.

  (f)

    Other Offers.    Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A
Item 1015

  (a)

    Report, Opinion or Appraisal.    The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Special Committee and the Board of Directors," "Special Factors—Opinion of Houlihan Lokey" and "Summary of the Proxy Statement—Fairness Opinion of Houlihan Lokey" is incorporated herein by reference.

  (b)

    Preparer and Summary of the Report, Opinion or Appraisal.    The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Special Committee and the Board of Directors," "Special Factors—Opinion of Houlihan Lokey" and "Special Factors—Fees and Expenses of the Merger" is incorporated herein by reference.

  (c)

    Availability of Documents.    The information contained in the section of the Proxy Statement entitled "Miscellaneous Other Information—Where You Can Find More Information" is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration

Regulation M-A
Item 1007

  (a)

    Source of Funds.    The information contained in the section of the Proxy Statement entitled "Questions and Answers about the Merger" is incorporated herein by reference.

  (b)

    Conditions.    Not applicable.

  (c)

    Expenses.    The information contained in the section of the Proxy Statement entitled "Special Factors—Fees and Expenses of the Merger" is incorporated herein by reference.

  (d)

    Borrowed Funds.    Not applicable.

Item 11. Interest in Securities of the Subject Company

Regulation M-A
Item 1008

  (a)

    Securities Ownership.    The information contained in the sections of the Proxy Statement entitled "Security Ownership of Management and Certain Other Beneficial Owners" and "Summary of the Proxy Statement—Information About the Participants in the Merger" is incorporated herein by reference.

  (b)

    Securities Transactions.    The information contained in the section of the Proxy Statement entitled "Information Concerning Cruzan Common Stock Transactions—Transactions Within 60 Days" is incorporated herein by reference.

Item 12. The Solicitations or Recommendation

Regulation M-A
Item 1012

  (d)

    Intent to Tender or Vote in a Going-Private Transaction.    The information contained in the sections of the Proxy Statement entitled "Information Concerning the Special Meeting—Vote Required" and "The Merger Agreement—Covenants" is incorporated herein by reference.

  (e)

    Recommendations of Others.    The information contained in the sections of the Proxy Statement entitled "Summary of the Proxy Statement—Formation and Recommendation of the Special Committee," "Summary of the Proxy Statement—Recommendation of the Board of Directors," "Information Concerning the Special Meeting—Vote Required" and "Special Factors—Recommendation of the Special Committee and the Board of Directors" is incorporated herein by reference.

Item 13. Financial Information

Regulation M-A
Item 1010

  (a)

    Financial Information.    The information contained in the sections of the Proxy Statement entitled "Cruzan Selected Historical Consolidated Financial Information" and "Miscellaneous Other Information—Where You Can Find More Information" is incorporated herein by reference.

  (b)

    Pro Forma Information.    Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A
Item 1009

  (a)

    Solicitations or Recommendations.    The information contained in the sections of the Proxy Statement entitled "Information Concerning the Special Meeting—Proxy Solicitation" and "Special Factors—Fees and Expenses of the Merger" is incorporated herein by reference.

  (b)

    Employees and Corporate Assets.    The information contained in the section of the Proxy Statement entitled "Information Concerning the Special Meeting—Proxy Solicitation" is incorporated herein by reference.

Item 15. Additional Items

Regulation M-A
Item 1011

  (b)

    Other Material Information.    The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A
Item 1016

  (a)

    Amended preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on January 19, 2006 (incorporated herein by reference to the Proxy Statement).

  (b)

    Not applicable.

  (c)

    Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (incorporated herein by reference to Annex B of the Proxy Statement).

    The September 28, 2005 Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of Cruzan's Board of Directors (incorporated herein by reference to Annex C of the Proxy Statement).

    The November 29, 2005 Update to the Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of Cruzan's Board of Directors (incorporated herein by reference to Annex D of the Proxy Statement).

  (d)

    Agreement and Plan of Merger dated September 30, 2005 by and among the Company, Absolut and Cruzan Acquisition, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

  (f)

    Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex E of the Proxy Statement).

  (g)

    Not applicable.

SIGNATURE

After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

CRUZAN INTERNATIONAL, INC.
/s/ JAY S. MALTBY

Jay S. Maltby, President

CRUZAN ACQUISITION, INC.
/s/ MICHAEL MISIORSKI

Michael Misiorski, President

THE ABSOLUT SPIRITS COMPANY, INCORPORATED
/s/ MICHAEL MISIORSKI

Michael Misiorski, Chief Financial Officer

V&S VIN & SPRIT AB (PUBL)
/s/ BENGT BARON

Bengt Baron, President and Chief Executive Officer

Date:	January 19, 2006

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